For Immediate Release

Investor Contacts:
KCSA Strategic Communications
Jeffrey Goldberger / Yemi Rose
+1 212.896.1249 / +1 212.896.1233
jgoldberger@kcsa.com / yrose@kcsa.com

Cascal N.V. Announces Acquisition of Majority Stake
in Zhumadian China Water Company
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Acquisition will expand Cascal’s presence in China to More Than 1.5 Million Residents

London, U.K., June 16, 2008 - Cascal N.V. (NYSE: HOO) (“the Company”), a leading provider of water services in seven countries, today announced that its China Water subsidiary has signed an agreement to acquire a 51 percent stake in an Equity Joint Venture (“EJV”) in Zhumadian City, Henan Province, China. The new joint venture company, Zhumadian China Water Company, which partners China Water with the Zhumadian Bangye Water Group, is expected to formally commence operations within the next few weeks, subject to regulatory approvals. Once the business license has been granted, the existing water supply assets of the Zhumadian Bangye Water Group will be transferred to the new EJV company and China Water will inject approximately USD$18.5 million in equity to acquire 51 percent of the EJV.

Over the initial three years, Cascal expects the new joint venture company to achieve revenues rising from approximately USD$6 million to approximately USD$13 million and EBITDA margins improving from slightly below 50 percent to approximately 60 percent. Cascal will fund its 87 percent share of this acquisition from its corporate debt facility with HSBC that has been recently increased from USD$20 million to USD$60 million. The remainder will be funded by the minority shareholder of China Water.

The Zhumadian China Water Company will provide water services to a population of approximately 400,000, which includes a large number of industrial and commercial users. The new EJV will complete the construction of an additional 26 million gallons per day water treatment plant and associated infrastructure representing a total investment of approximately USD$42 million. The new water treatment plant will supply seven major industrial customers engaged in a variety of industries, including power generation, chemical production and steel production.

Cascal Chief Executive Officer, Stephane Richer, commented, “The signing of the Zhumadian joint venture agreement represents another important milestone in the growth of our China Water subsidiary, and our second significant acquisition in China this year. China has been our fastest growing region, and we anticipate this trend to continue in the future. We have worked diligently to establish and maintain strong relationships with our partners and key regional stakeholders. This agreement will serve to significantly expand our regional footprint, and we are confident that it will beneficial to all parties involved.”

Zhumadian City is located in Henan province, approximately two hours from the provincial capital Zhengzhou. Zhumadian City’s economy has enjoyed double digit growth in recent years, with its main industries being power generation, coal mining, fertilizer production and food processing. Cascal’s China Water subsidiary already operates long-term projects in Fuzhou, Yanjiao, Xinmin, Qitaihe, and Yancheng.

About Cascal N.V.

Cascal provides water and wastewater services to its customers in seven countries: the United Kingdom, South Africa, Indonesia, China, Chile, Panama and The Philippines. Cascal's customers are predominantly homes and businesses representing a total population of approximately 3.6 million.

Forward-looking statements

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. There are important factors, many of which are outside of our control, that could cause actual results to differ materially from those expressed or implied by such forward-looking statements including: general economic business conditions, unfavorable weather conditions, housing and population growth trends, changes in energy prices and taxes, fluctuations with currency exchange rates, changes in regulations or regulatory treatment, changes in environmental compliance and water quality requirements, availability and the cost of capital, the success of growth initiatives, acquisitions and our ability to successfully integrate acquired companies and other factors discussed in our filings with the Securities and Exchange Commission, including under Risk Factors in our Prospectus for our initial public offering. We do not undertake and have no obligation to publicly update or revise any forward-looking statement.

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